Free Writing Prospectus (To the Prospectus dated August 27, 2008, the Prospectus Supplement dated August 27, 2008 and Index Supplement dated September 4, 2007)	Filed Pursuant to Rule 433 Registration No. 333-145845 September 10, 2008

$[—] 100% Principal Protected Notes due October 29, 2009 Linked to the Performance of the S&P 500® Index Medium-Term Notes, Series A, No. E-2600

Key Terms:	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA/Aa1‡)

Initial Valuation Date:	September 25, 2008

Issue Date:	September 30, 2008

Final Valuation Date:	October 26, 2009*

Maturity Date:	October 29, 2009* (resulting in a term to maturity of approximately 13 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>”)

Principal Protection Percentage:	100%

Range:

The range above, but not including, the lower barrier and below, but not including, the upper barrier, where:

lower barrier is [—], the initial level multiplied by 83.00%

upper barrier is [—], the initial level multiplied by 117.00%

Initial Level:	[—], the closing level of the reference asset on the initial valuation date.

Final Level:	The closing level of the reference asset on the final valuation date.

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the Index is within the range—above the lower barrier and below the upper barrier—at all times during the observation period, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the absolute index return multiplied by the participation rate. Accordingly, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + ($1,000 x Absolute Return)

•        if the closing level of the reference asset is outside the range – at or below the lower barrier or at or above the upper barrier – at any time between the initial valuation date and the final valuation date, you will receive a cash payment of $1,000 for each $1,000 principal amount Note.

Your principal is only protected if you hold the Notes to maturity.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06738QLY2 and US06738QLY25

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor's, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement, “Risk Factors” beginning on page IS-1 of the index supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 27, 2008, the prospectus supplement dated August 27, 2008 and the index supplement dated September 4, 2007, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 27, 2008, as supplemented by the prospectus supplement dated August 27, 2008 relating to our Medium-Term Notes, Series A, of which these Notes are a part and the index supplement dated September 4, 2007. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185504/d424b3.htm

•	Prospectus Supplement dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185517/d424b3.htm

•	Index supplement dated September 4, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194645/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

FWP–2

Description of Hypothetical Example

The following hypothetical example is provided for illustration purposes only. Assumptions in the example below are purely fictional and do not relate to the actual reference asset. The hypothetical terms do not represent the terms of an actual Note. They have been created in order to illustrate the relationship between potential returns on a Note and potential returns on the reference asset. The example is hypothetical, and does not purport to be representative of every possible scenario concerning increases or decreases in the value of the hypothetical reference asset. Investors should not take the example below as an indication or assurance of the expected performance of the Notes or the reference asset.

Below is a Table of Hypothetical Values at Maturity, based on the assumptions outlined for a hypothetical reference asset, which demonstrates the return that you would have earned from (i) an investment in the Notes compared to (ii) a direct investment in the hypothetical reference asset (prior to the deduction of any applicable brokerage fees or charges).

In the Table of Hypothetical Values at Maturity some amounts are rounded and actual returns may be different. The following is a general description of how the hypothetical values in each table were determined.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below assume an initial level of 1,267.79. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

			Index Always Inside the Range		Index Was Outside the Range at Least Once
Final Level	Index Return (%)	Absolute Return	Payment at Maturity	Total Return on the Notes	Payment at Maturity	Total Return on the Notes
2,535.58	100.00%	100.00%	N/A	N/A	$1,000.00	0.00%
2,218.63	75.00%	75.00%	N/A	N/A	$1,000.00	0.00%
1,901.69	50.00%	50.00%	N/A	N/A	$1,000.00	0.00%
1,711.52	35.00%	35.00%	N/A	N/A	$1,000.00	0.00%
1,483.31	17.00%	17.00%	$1,170.00	17.00%	$1,000.00	0.00%
1,394.57	10.00%	10.00%	$1,100.00	10.00%	$1,000.00	0.00%
1,331.18	5.00%	5.00%	$1,050.00	5.00%	$1,000.00	0.00%
1,267.79	0.00%	0%	$1,000.00	0%	$1,000.00	0.00%
1,204.40	-5.00%	5.00%	$1,050.00	5.00%	$1,000.00	0.00%
1,141.01	-10.00%	10.00%	$1,100.00	10.00%	$1,000.00	0.00%
1,052.27	-17.00%	17.00%	$1,170.00	17.00%	$1,000.00	0.00%
824.06	-35.00%	35.00%	N/A	N/A	$1,000.00	0.00%
633.90	-50.00%	50.00%	N/A	N/A	$1,000.00	0.00%
316.95	-75.00%	75.00%	N/A	N/A	$1,000.00	0.00%
0.00	-100.00%	100.00%	N/A	N/A	$1,000.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from its initial level of 1,267.79 to a final level of 1,394.57 and was always within the range during the observation period.

Because the Index Return is 10%, resulting in an Absolute Return of 10%, and the Index was always within the range during the observation period, the investor receives a payment at maturity of $1,100 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x Absolute Return) = $1,000 + ($1,000 x 10%) = $1,100

Example 2: The level of the Index decreases from its initial level of 1,267.79 to a final level of 1,141.01 and was always within the range during the observation period.

Because the Index Return is -10%, resulting in an Absolute Return of 10%, and the Index was always within the range during the observation period, the investor receives a payment at maturity of $1,100 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x Absolute Return) = $1,000 + ($1,000 x 10%) = $1,100

FWP–3

Example 3: The level of the Index increases from its initial level of 1,267.79 to a final level of 1,331.18 and was outside the range at least once during the observation period.

Because the Index was outside the range at least once during the observation period, the final payment per $1,000 principal amount Note at maturity is the principal amount of $1,000.

Example 4: The level of the Index decreases from its initial level of 1,267.79 to a final level of 1,204.40 and was outside the range at least once during the observation period.

Because the Index was outside the range at least once during the observation period, the final payment per $1,000 principal amount Note at maturity is the principal amount of $1,000.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” with respect to the reference asset; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index”.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the reference asset. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Absolute Return—So long as the Index is always within the range during the observation period, the Notes will pay the absolute value of the Index Return over the term.

•

Diversification Among U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Description of the Reference Asset” in this free writing prospectus.

Certain U.S. Federal Income Tax Considerations—The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The Notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.

If the closing level of the Index is outside the range on a day that is more than 6 months before the maturity date, holders do not have to continue accruing interest on the Notes and applicable Treasury regulations provide that holders should adjust the prior interest inclusions in respect of their Notes over the remaining term for the Notes in a reasonable manner. Although not entirely clear, we think it would be reasonable for an initial holder of the Notes to make such adjustments by (i) recognizing a net ordinary loss equal to any interest previously accrued on the Notes and (ii) not accruing any additional interest over the term of the Notes. Thereafter, the Notes will not be treated as contingent payment debt obligations and any gain or loss you recognize from a subsequent sale of the Notes should generally be characterized as capital gain or loss.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

FWP–4

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•

“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”; and

•	“Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”.

In addition to the risks described above, you should consider the following:

•

Market Risk—The return on the Notes at maturity, if any, is linked to the performance of the Index and will depend only on whether the Index level is within the range at all times during the observation period. YOU WILL RECEIVE ONLY THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX AT ANY TIME FALLS OUTSIDE THE RANGE DURING THE OBSERVATION PERIOD.

•

The Notes Might Not Pay More Than the Principal Amount—You may receive a lower payment at maturity than you would have received if you had invested in the reference asset. If the closing level of the reference asset is outside the range on any day between the initial valuation date and the final valuation date, you will not receive a payment at maturity of more than the principal amount of your Notes.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2002 through September 8, 2008. The Index closing level on September 8, 2008 was 1,267.79.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the final valuation date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

FWP–5

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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